UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

ACTUATE CORPORATION

(Name of Subject Company)

ACTUATE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00508B102

(CUSIP Number of Class of Securities)

Peter I. Cittadini

President and Chief Executive Officer

Actuate Corporation

951 Mariners Island Boulevard, Suite 700

San Mateo, California 94404

(650) 645-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Douglas Cogen Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300

Thomas E. McKeever

Senior Vice President, General Counsel, Corporate Development, Chief Compliance Officer and Secretary

Actuate Corporation

951 Mariners Island Boulevard

San Mateo, California 94404

(650) 645-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Actuate Corporation, a Delaware corporation (the “Company”), initially filed on December 16, 2014, and amended on December 18, 2014, December 22, 2014 and January 2, 2015 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the tender offer by Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a Canadian corporation (“Parent” or “OpenText”), to purchase all Shares (as defined in the Initial Schedule 14D-9 in Item 1 under the heading “Class of Securities”) that are issued and outstanding, at a price of $6.60 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which were filed with the Initial Schedule 14D-9 and are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, and are incorporated by reference herein. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

1. The section captioned “Agreements or Arrangements with Executive Officers and Directors of the Company” under Item 3 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating the first paragraph thereof in its entirety as follows:

Certain of the Company’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. Following consummation of the Transaction, no member of the Board will have a position with OpenText, other than Mr. Cittadini in his capacity as an at-will employee of the Company. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

Item 4.	THE SOLICITATION OR RECOMMENDATION

1. The section captioned “Background and Reasons for the Recommendation—Background of the Offer” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating the sixteenth paragraph thereof in its entirety as follows:

On October 29, 2014, the Board held a meeting. The Board reviewed the recent contacts with OpenText and OpenText’s October 20 proposal. The Board discussed with the Company’s management the Company’s business prospects on a stand-alone basis. The Board determined that OpenText’s proposal of $6.16 per Share represented insufficient value and instructed the Company’s management to convey this to OpenText.

2. The section captioned “Background and Reasons for the Recommendation—Background of the Offer” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating the twenty-first and twenty-second paragraphs thereof, respectively, in their entirety as follows:

On November 2, 2014, representatives of Morgan Stanley contacted a corporate development executive of Strategic Party A (which was the company that had made the non-binding preliminary indication of interest in 2013) regarding its potential interest in an acquisition of the Company. Strategic Party A informed Morgan Stanley that it was not interested in pursuing a potential acquisition transaction at such time and that it did not require any additional information regarding the Company. Strategic Party A did not enter into a confidentiality agreement or standstill agreement with the Company.

On November 2, 2014, representatives of Morgan Stanley contacted a corporate development executive of each of Strategic Party B and Strategic Party C regarding its potential interest in an acquisition of the Company. The corporate development executive of Strategic Party C responded on November 3, 2014 to arrange a time to discuss a potential transaction with representatives of Morgan Stanley by telephone on November 4, 2014. Neither Strategic Party B nor Strategic Party C entered into a confidentiality agreement or standstill agreement with the Company.

3. The section captioned “Opinion of Morgan Stanley, the Company’s Financial Advisor—Summary of Financial Analyses—Equity Research Price Target Analysis” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating the first paragraph thereof in its entirety as follows:

Morgan Stanley reviewed and analyzed future public market trading price targets for Shares prepared and published by equity research analysts prior to December 4, 2014 (the last full trading day prior to the announcement of the execution of the Merger Agreement). As part of this analysis, Morgan Stanley reviewed reports of four different equity research analysts, two of whom provided one-year forward price targets for Shares. All of these reports were dated November 2014. These one-year forward targets reflected each analyst’s estimate of the future public market trading price of Shares. The range of undiscounted analyst price targets was $4.75 to $7.00 per Share as of December 4, 2014, and Morgan Stanley noted that the median undiscounted analyst price target was $5.88 per Share. Morgan Stanley also discounted these price targets to present values using a discount rate of 11.4%, which rate was selected based on the Company’s estimated cost of equity, which resulted in discounted analyst price targets ranging from $4.26 to $6.28 per Share as of December 4, 2014.

4. The section captioned “Opinion of Morgan Stanley, the Company’s Financial Advisor—Summary of Financial Analyses—Public Trading Comparables Analysis” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. To perform this analysis, Morgan Stanley selected various companies that Morgan Stanley believed shared similar business characteristics as the Company, and grouped these companies into two areas: companies that provide software as a service (“SaaS”) and midcap enterprise software companies (“MesC”). Morgan Stanley then looked at a variety of other factors that shared comparable operating characteristics as the Company. Among the characteristics that Morgan Stanley reviewed to determine comparability were the Company’s revenues, growth rates, market capitalizations, profitability, scale, prospects, and other factors that Morgan Stanley, in its discretion, believed were appropriate (collectively, the “comparable companies”). Morgan Stanley then reviewed and compared certain financial estimates for the Company with the comparable publicly available consensus equity analyst research estimates for the comparable companies to provide the implied values. The comparable companies were the following:

Software-as-a-Service Companies

•	Blackbaud, Inc.

•	Jive Software, Inc.

•	MicroStrategy Incorporated

•	RealPage, Inc.

•	ServiceSource International, Inc.

Selected Midcap Enterprise Software Companies

•	Callidus Software Inc.

•	Manhattan Associates, Inc.

•	Progress Software Corporation

•	Sage Group plc

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to revenue estimates prepared and published by equity research analysts for calendar years 2014 and 2015, of each of the comparable companies for comparison purposes.

Based on its analysis of the relevant metrics for each of the comparable companies, including the growth rate of the Company relative to the growth rate of the comparable companies, Morgan Stanley selected representative ranges of revenue multiples and applied these ranges of multiples to the estimated revenue for the Company. For purposes of this analysis and other analyses described below, Morgan Stanley utilized a set of revenue estimates prepared by the Company’s management over the same time period (the “Management Case”), which is more fully described in this Item 4 under the heading “Certain Unaudited Prospective Financial Information of the Company.”

Based upon this analysis, the median revenue multiple for the SaaS companies for 2014 was 2.7x and for 2015 was 2.6x, while the median revenue multiple for the MesC companies for 2014 was 5.1x and for 2015 was 4.5x, and Morgan Stanley noted that the revenue multiples for these companies was highly correlated to the company’s growth rates. Given the Company’s growth projections, based on the number of outstanding Shares on a fully diluted basis (including outstanding options and restricted stock units) as of December 4, 2014, Morgan Stanley calculated the estimated implied value per Share as of December 4, 2014 as follows:

	Comparable Company Multiple Range	Implied Value Per Share
Calendar Year Financial Statistic
Management Case
Aggregate Value to Estimated 2014 Revenue	1.0x – 3.0x	$3.28 – $7.14
Aggregate Value to Estimated 2015 Revenue	1.0x – 2.5x	$3.11 – $5.87

No company utilized in the public trading comparables analysis is identical to the Company. Morgan Stanley selected the companies to be included in the comparable companies analysis because, among other reasons, in its professional judgment, these companies were the most appropriate to include as part of its analysis and because the relevant information was available for these companies. As part of this process, Morgan Stanley determined that certain SaaS and/or MesC companies were not comparable to the Company. In evaluating the comparable companies, as well as which companies were or were not comparable, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Morgan Stanley’s control, such as the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

5. The section captioned “Opinion of Morgan Stanley, the Company’s Financial Advisor—Summary of Financial Analyses—Discounted Equity Value Analysis” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating the first paragraph thereof in its entirety as follows:

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value for such company’s potential future equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Share on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2016 revenue estimates from the Management Case. Morgan Stanley used calendar year 2016 revenue estimates because Morgan Stanley determined that this was the most relevant estimate for a Discounted Equity Value Analysis based on, among other things, the on-going and anticipated future modifications to the Company’s business model. Morgan Stanley then applied a range of aggregate value to revenue multiples derived from its comparable company analysis to these estimates and applied a discount rate of 11.4%. Morgan Stanley applied a discount rate of 11.4% based upon the Company’s estimated cost of equity.

6. The section captioned “Certain Unaudited Prospective Financial Information of the Company” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating the first sentence thereof in its entirety as follows:

The Company’s management provided to Morgan Stanley in late September 2014 certain unaudited prospective financial information as of September 2014 for fiscal years 2014 through 2018 (the “September Projections”), based principally (but not exclusively) on which Morgan Stanley prepared a preliminary financial analysis of a potential strategic transaction, which was reviewed by the Board at its meeting on November 6, 2014.

Item 8.	ADDITIONAL INFORMATION

1. The section captioned “Litigation” under Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

The following complaint has been filed in connection with the Offer and the Merger (the “Proposed Transaction”): a complaint in the Court of Chancery of the State of Delaware, dated December 17, 2014, captioned Lax v. Actuate Corporation, et al. (the “complaint”). On December 29, 2014, plaintiff in that case filed an amended complaint in the same court under the same caption (the “amended complaint”) (the amended complaint, together with the complaint, the “Action”). The Action is a purported stockholder class action and names as defendants the Company, the members of the Board, OpenText, and Purchaser (collectively, the “Defendants”).

The amended complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Proposed Transaction. In support of these purported claims, the amended complaint alleges that the members of the Board (i) failed to adequately consider the Proposed Transaction, including whether it maximizes stockholder value, (ii) failed to apprise themselves of the true value of the Company and (iii) otherwise failed to take steps necessary to comply with their fiduciary duties, such as by avoiding conflicts of interest and disclosing all material facts necessary to permit the Company’s public stockholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction. The amended complaint also claims that OpenText and Purchaser aided and abetted the purported breaches of fiduciary duties. The plaintiff seeks additional disclosure with respect to (i) the process undertaken by the Board in connection with a potential transaction and (ii) the financial analysis and methods relied upon by the Board in its valuation of the Company. The plaintiff also seeks, among other things, to obtain damages and to enjoin the Proposed Transaction and attorneys’ and expert fees and costs. The Defendants may become subject to similar litigation relating to the Proposed Transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2015	ACTUATE CORPORATION

	By:	/s/ Peter I. Cittadini
Peter I. Cittadini
President and Chief Executive Officer